Contact

www.linkedin.com/in/perry-kalmus-421b6a (LinkedIn)
www.goakala.com/ (Company)

Top Skills

college admissions
Education
college guidance

Perry Kalmus

One of the top college admissions consultants in America - Co-Founder at AKALA - Star of the hit Netflix documentary OPERATION VARSITY BLUES (on the ethical side!) - Helped 15,000 students get into their dream schools

Beverly Hills, California, United States

Summary

As seen on Netflix! With my company having worked with over 15,000 students, I have a deep domain expertise in high-end College Admissions consulting and finding the best-fit school for your child.

One of the stars behind @Netflix's explosive documentary "OPERATION VARSITY BLUES" (on the ethical side!), I have worked with CEO's, celebrities, and international business tycoons.

I helped launch and grow the Princeton Education Network to 15,000 students with hubs in Princeton, NYC, and Beverly Hills, now with AKALA, we are leveling the playing field in access to guidance. The AKALA program provides expertise previously only accessible to the super wealthy, at a fraction of the cost.

Experience

AKALA, Inc.

Co-Founder
January 2015 - Present (10 years 2 months)
Los Angeles, CA

Akala is an Ed-Tech startup focused on College Admissions and College Readiness. Our innovative adaptive learning technology will be a game changer in the critical college-readiness sphere of education, and will shift the paradigm for college admissions for those who cannot access high-quality college counselors.

Equity In Access

Co-Founder
January 2017 - Present (8 years 2 months)
Beverly Hills, California, United States

We are on a mission to give every student, regardless of demographics, access to high-quality college admissions guidance.

We are going to level the playing field for access to high-quality College Admissions Counseling in the United States. 94% of middle school students have the dream of going to college. Underserved areas see upwards of an 80% dropoff by 12th grade. At EIA, we feel that if we can get to those middle school kids and keep them on the path, we can get more students to achieve that middle school dream.

We believe that of the many inequities in education in this country, one of the most overlooked is the role of a college counselor. Over the past twenty-five years, we have witnessed the massive difference between students who can access comprehensive college counseling and those who can't. Without the right support, most students are doomed to utter what we hear from most seniors when it comes to application time. "Why didn't anyone tell me this information? I wish I would have known."

The Princeton Education Network
COO
November 2003 - June 2017 (13 years 8 months)
Innovation in the art of teaching. Revolution in the art of learning.

There is a huge disconnect in American Education between teachers and the SAT. At PEN, our long-term professional development program specializes in helping teachers understand how the content they are teaching directly relates to the SAT. In doing so, we create SAT specialists in each school. This closes the gap in at-risk districts where students cannot afford the high-priced test prep available to more affluent communities.

DrinksCity
Co-Founder
July 2009 - February 2015 (5 years 8 months)
DrinksCity promotes high-end boutique alcohol brands and cool places to drink. Several times a month, we pick a cool bar in your city that we feel you should know, and pair it with a high-end boutique alcohol brand. We then lower the price on all drinks with that brand to $4 to entice you to come out and try both the brand and the bar.

It ends up being a great party and we usually have a high-end cocktail menu so you can explore the brand through different taste experiences. For you the consumer, A DrinksCity night is cheaper than most happy hours, for longer than most happy hours (all night), and uses much higher-end alcohol (most use cheap well-liquor).

The boutique alcohol world is an amazing culture of small-batch distillers who are passionate about making their booze. The result of such passion and care is a much higher-quality product.

Coming to a city near you!

DrinkCity
Founder
January 2011 - June 2013 (2 years 6 months)
San Diego

DrinkCity is a revolutionary marketing platform for alcohol companies. DrinkCity aggregates alcohol consumers and their specific alcohol preferences by harnessing the momentum of the online deal industry and incorporating the growing popularity of offline experiential strategies.

United Talent Agency
3 years

VP of Awesome
2005 - 2008 (3 years)
Beverly Hills, CA

VP of nothing
2005 - 2008 (3 years)

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Education

Williams College
BA, Economics / Education

The Lawrenceville School

West Windsor Plainsboro High School